Exhibit 99.9

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

METAL STORM LIMITED – RESOLUTIONS PASSED AT

ANNUAL GENERAL MEETING

Brisbane, Australia – Thursday, 31 May 2012: Metal Storm Limited announces the resolutions passed at the Company’s Annual General Meeting, held in Brisbane today.

Ordinary Business

Item 2.	Remuneration Report

That the section of the Directors’ report in the 2011 annual report dealing with the remuneration of the Company’s Directors and senior executives described as ‘Remuneration Report’ be adopted.

Proxies to vote for	480,088,225
Proxies to vote against	11,472,593
Proxies to abstain	21,016,118
Proxies to vote at the proxy’s discretion	176,110

This resolution was passed on a show of hands.

Item 3a.	Re-election of Director

That Mr Trevor Tappenden, who retires by rotation in accordance with Clause 16.1 of the Company’s Constitution, be re-elected as a Director of the Company.

Proxies to vote for	426,479,264
Proxies to vote against	8,283,501
Proxies to abstain	5,900,833
Proxies to vote at the proxy’s discretion	72,089,448

This resolution was decided by a show of hands.

Item 3b.	Re-election of Director

That Mr Terry O’Dwyer, who retires by rotation in accordance with Clause 16.1 of the Company’s Constitution, be re-elected as a Director of the Company.

Proxies to vote for	376,269,896
Proxies to vote against	58,812,592
Proxies to abstain	5,581,110
Proxies to vote at the proxy’s discretion	72,089,448

This resolution was decided by a show of hands.

Special Business

Item 4.	Approval of Issue of Shares under Line Agreement

That for the purpose of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 500,000,000 Shares to Dutchess or its nominee in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement.

Metal Storm Limited

ACN 064 270 006

Proxies to vote for	423,045,382
Proxies to vote against	10,882,102
Proxies to abstain	7,033,114
Proxies to vote at the proxy’s discretion	71,792,448

This resolution was decided by a show of hands.

Item 5.	Approval of previous issue of Shares under the First Luxinvest Agreement

That for the purpose of ASX Listing Rule 7.4 and for all other purposes, Shareholders approve and ratify the previous issue of 437,500,000 Shares under the First Luxinvest Agreement, details of which are set out in the Explanatory Statement.

Proxies to vote for	420,442,133
Proxies to vote against	13,244,403
Proxies to abstain	7,257,062
Proxies to vote at the proxy’s discretion	71,809,448

This resolution was passed on a show of hands.

Item 6.	Approval of issue of Shares under the Second Luxinvest Agreement

That for the purpose of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of 437,500,000 Shares under the Second Luxinvest Agreement, details of which are set out in the Explanatory Statement.

Proxies to vote for	420,764,356
Proxies to vote against	13,008,680
Proxies to abstain	7,170,562
Proxies to vote at the proxy’s discretion	71,809,448

This resolution was passed on a show of hands.

-ENDS

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY

Company Contact:

Australia & USA

Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3147 8600

Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 (703) 2488218

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.